FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

Cusac Gold Mines Ltd. (File #0-000000)

(Translation of registrant's name into English)

911 – 470 Granville Street, Vancouver, BC V6C 1V5

(Address of principal executive offices)

Attachments:

1.

Quarterly Report for the period ending September 30, 2005

2.

Management Discussion and Analysis for the period ending September 30, 2005

3.

Officers Certificates for the period ending September 30, 2005

4.

News Release dated November 25, 2005

5.

News Release dated November 30, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: December 12, 2005

By:

“David H. Brett”

 David H. Brett

Its:

President & CEO

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated financial statements of Cusac Gold Mines Ltd. consisting of the interim consolidated balance sheets as at September 30, 2005 and the interim consolidated statements of loss, deficit and cash flows for the three and nine-month periods ended September 30, 2005 and 2004 are the responsibility of the Company’s management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent auditors of the Company. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

Cusac Gold Mines Ltd.

Consolidated Balance Sheets

 (Stated in Canadian Dollars)

	September 30, 2005	December 31, 2004
Assets	(Unaudited)	(Audited)
Current
Cash and cash equivalents	$ 32,885	$ 375
Receivables	39,140	15,836
Prepaid expenses	4,853	10,717
Flow-through share proceeds	410,000	649,148
	486,878	676,076
Long-term investments and advances (Note 6)	235,465	408,877
Property, plant and equipment (Note 7 )	58,851	78,298
Resource properties (Note 8)	2,220,269	2,211,569
	$ 3,001,463	$ 3,374,820
Liabilities and Shareholders’ Equity
Liabilities
Current:
Bank indebtedness (Note 9)	$ 354,049	$ 307,516
Accounts payable and accrued liabilities	504,855	642,464
Loans from related parties (Note 10)	26,925	11,925
Commitments (Note 12)	59,007	-
	944,836	961,905
Asset retirement obligations (Note 11)	353,840	342,288
	1,298,676	1,304,193
Shareholders’ equity
Share capital (Note 13)	20,627,409	20,038,558
Contributed surplus (Note 14 )	1,066,092	998,192
Deficit	(19,990,714)	(18,966,123)
	1,702,787	2,070,627
	$ 3,001,463	$ 3,374,820

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Approved by the Board:

  “David Brett”

Director

  “George Sanders”

Director

Cusac Gold Mines Ltd.

Consolidated Statements of Operations  and Deficit

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004
	(Note 4)			(Note 4)
Revenue	$ -	$ -	$ -	$ -
Expenses
Exploration	449,580	566,778	588,769	1,034,403
Administration	160,145	119,880	408,321	444,994
Amortization of property, plant and equipment	4,958	11,513	15,497	29,637
	614,683	698,171	1,012,587	1,509,034
Loss from operations	(614,683)	(698,171)	(1,012,587)	(1,509,034)
Other income
Interest income	2,154	1,446	6,181	8,654
Gain on sale of equipment	-	-	2,180	-
Loss on sale of investment	(20,365)	-	(20,365)	-
Net loss for the period	(632,894)	(696,725)	(1,024,591)	(1,500,380)
Deficit, beginning of period	(19,357,820)	(17,750,001)	(18,966,123)	(16,946,346)
Deficit, end of period	$(19,990,714)	$(18,446,726)	$(19,990,714)	$(18,446,726)
Net Loss per share – basic and diluted	$ (.01)	$ (.02)	$ (.02)	$ (.04)
Weighted average shares outstanding	46,408,818	39,954,481	44,481,395	39,899,845

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Cusac Gold Mines Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004
		(Note 4)		(Note 4)
Cash flows used in operating activities
Net loss for the period	$ (632,894)	$ (696,725)	$(1,024,591)	$(1,500,380)
Items not involving cash
Accretion expense	3,851	3,685	11,553	11,055
Acquisition of resource property interest for shares	-	-	(8,700)	-
Amortization of property, plant and equipment	4,958	11,513	15,497	29,637
Stock -based compensation (Note 4 and 14)	60,900	-	67,900	7,900
Gain on sale of equipment	-	-	(2,180)	-
Net change in
Receivables	(25,286)	(18,479)	(23,304)	(43,457)
Prepaid expenses	4,997	18,587	5,864	9,444
Decrease in flow through share proceeds	853	-	239,148	-
Commitments	-	-	59,007	-
Accounts payable and accrued liabilities	17,347	104,179	(137,610)	177,275
	(565,274)	(577,240)	(797,416)	(1,308,526)
Cash flows provided by financing activities
Issuance of shares	548,151	-	588,851	209,750
Share subscription deposit	-	92,000	-	103,925
Increase in bank overdraft	1,322	-	46,533	-
Related party loans	15,000	-	15,000	-
	564,473	92,000	650,384	313,675
Cash flows used in investing activities
Acquisition of property, plant and equipment	-	-	-	(18,409)
Proceeds on disposition of capital assets	-	-	6,130	-
(Increase) decrease in investment and advances to affiliated companies	33,366	(22,575)	173,412	(38,123)
	33,366	(22,575)	179,542	(56,532)
Increase (decrease) in cash for the period	32,565	(507,815)	32,510	(1,051,383)
Cash and cash equivalents beginning of period	320	585,397	375	1,128,965
Cash and cash equivalents, end of period	$ 32,885	$ 77,582	$ 32,885	$ 77,582
Supplementary information
Interest paid	$ 6,130	$ 4,523	$ 19,211	$ 8,339
Non-cash investing and financing activities
Asset retirement obligation	$ 3,851	$ 3,685	$ 11,553	$ 11,055
Stock-based compensation	$ 60,900	$ -	$ 67,900	$ 7,900
Acquisition of resource property interest for shares	$ -	$ -	$ 6,130	$ -

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

September30, 2005

 (Unaudited)

1.

Basis of Presentation

The consolidated interim financial statements included herein, presented in accordance with generally accepted accounting principles in Canada and stated in Canadian dollars, have been prepared by the Company, without audit.

These consolidated interim financial statements do not include all the note disclosures required for annual financial statements. It is suggested that these interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2004 and the notes thereto included in the Company’s annual report. The Company follows the same accounting policies in the preparation of interim reports.

These consolidated interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein.

2.

Going Concern

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company’s continued existence, as a going concern is dependent upon its ability to obtain adequate financing arrangements and to achieve profitable operations. The Company plans to raise additional equity and debt capital as necessary to recommence producing gold at the Table Mountain Mine when economically feasible. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

3.

Nature of Business

Cusac Gold Mines Ltd. (the”Company”) is in the business of exploring, developing and mining resource properties. The recoverability of amounts shown for resource properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to recommence producing gold at the Table Mountain Mine as well as the future profitable production or proceeds from the disposition of such properties.

4.

Comparative Figures

Comparative figures for the three and nine month periods ended September 30, 2004 were re-stated to include  $11,055 accretion expenses and $7,900 stock based compensation granted on May 27, 2004. These re-statements reulted in $18,955 increase in administrative expenses and deficit and $7,900 increase in contributed surplus.

5.

Impairment of Long-live Assets

The Company periodically evaluates the future recoverability of its long-lived assets. Impairment losses or write-downs are measured as the difference between the carrying amount and the fair value of the asset and are recorded in the event the net value of such assets are determined to be not recoverable based on the estimated undiscounted future cash flows attributable to these assets.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

September30, 2005

 (Unaudited)

6.

Long-term Investments and Advances

	Sep 30, 2005	Dec 31, 2004
Investments in common shares
Consolidated Pacific Bay Minerals Ltd., 7% interest in	$ 143,866	$ 95,080
common shares (2004 – 7%)
ClearFrame Solutions Inc. - common shares	21,753	71,753
	165,619	166,833
Advances
ClearFrame Solutions Inc.	-	75,000
Consolidated Pacific Bay Minerals Ltd	69,846	167,044
	$ 235,465	$ 408,877

7.

Property, Plant and Equipment

	Sep 30, 2005			Dec 31, 2004
	Cost	Accumulated Amortization	Net	Net
Automotive equipment	$ 152,686	$ 146,106	$ 6,580	$ 8,490
Leasehold improvements	2,128	2,128	-	-
Mine plant and buildings	515,265	515,265	-	-
Mine equipment	1,336,709	1,295,062	41,647	58,160
Office equipment	78,337	67,713	10,624	11,648
	$ 2,085,125	$ 2,026,274	$ 58,851	$ 78,298

8.

Resource Properties

	Sep 30, 2005	Dec 31, 2004
British Columbia, Canada
Table Mountain Mine, net of amortization and write downs	$ 2,211,569	$ 2,211,569
Wildcat properties, cost of claim	8,700	-
	$ 2,220,269	$ 2,211,569

Certain historically non-producing claims carry obligations for the Company to pay net smelter return royalties of 2 ½% and a 10% net profits interest on production from these claims.

The Company acquired two mineral claims in the Laird mining division of British Columbia (Wildcat properties) by issuing 30,000 common shares of the Company on January 27, 2005.

There is a lien against the Table Mountain Mine property in connection with unpaid taxes. (See Note 12)

 Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

September 30, 2005

 (Unaudited)

9.

Bank indebtedness

In 2004, the Company arranged a $57,000 letter of credit facility and a $300,000 line of credit with a bank bearing interest at prime (3.0% at September 30, 2005) per annum which is collateralized by the Company’s cash and cash equivalents and flow through share proceeds.

10.

Loans From Related Parties

Loan payable to director bearing no interest, security or fixed terms of repayment amounted to $26,925.

11.

Asset Retirement Obligations

Effective January 1, 2004, the Company has retroactively adopted CICA Handbook Section 3110, “Asset Retirement Obligations”. The Company retroactively recorded the fair value of the asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation was measured initially at fair value using present value methadology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs are depreciated on the same basis as the related asset and the discount accretion of the liability is included in determining the results of operations.

12.

Commitments

(a)

The Company entered into an agreement with the Province of British Columbia in respect to accounts owed under the Mineral Tax Act, Mine and Safety Health Fee and Rural Property Tax Act. The Company was required to provide a $57,000 Letter of Credit for amounts due and interest accruing in respect of debts owing under the Mineral Tax Act. Upon receipt of the Letter of Credit, the Province released the Mineral Tax liens.

The original agreement required the Company to pay the Province $10,000 monthly until the balances are paid in full.

On March 21, 2005, the Province agreed to accept $5,000 monthly payment until the amounts are paid in full. At the same time interest and penalties were suspended, providing the payment commitment is maintained and the 2005 Rural property taxes are paid on time. The balance outstanding on these accounts is $ 103,229, including interest of $59,007.

The total interest of $59,007 was suspended. In the event that the Company fail to comply with the terms of the Agreement, all past due interest and penalties will be re-instated.

During the three months ended September 30, 2005, no payment was made. The Company intends to appeal for more time due the lack of funds. It is not known at this time if management will be successful in re-negotiating for an extension and in obtaining a further waiver of all past due interest and penalties from the Province of British Columbia.

(b)

The Company is obligated to pay $7,500 per month in compensation to its president.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

September 30, 2005

 (Unaudited)

10.

Share Capital

Authorized

     5,000,000 preference shares, no par value

100,000,000   common shares, no par value

Issued

Common shares

	Shares Issued	Amount
Balance, January 1, 2005	43,331,712	$ 20,038,558
Issued during the period for:
Cash	200,000	32,000
Property	30,000	8,700
Balance, March 31, 2005 and June 30 2005	43,561,712	20,079,258
Issued during the period for:
Cash	4,221,154	548,151
Financing fees	308,616	-
Balance, September 30, 2005	48,091,482	$ 20,627,409

On July 6, 2005 to August 11, 2005, the Company issued 4,001,154 flow-through units and 100,000 non-flow-through units by way of private placement for proceeds of $520,150. Each unit consisted of one common share and one-half of one warrant entitling the holder to purchase one common share at an exercise price of  $0.15 for a period of one year. In addition, the Company issued 308,616 shares as finance fees for the above-noted private placement.

A summary of the warrants outstanding at September 30, 2005 is as follows:

Type	Number	Exercise Price	Expiry Date
Series A	869,231	$ 0.31	November 10, 2005
Series A	300,000	$ 0.31	December 30, 2005
Series A	900,000	$ 0.20	December 30, 2005
Series B	76,923	$ 0.26	November 10, 2005
Series B	150,000	$ 0.18	December 30, 2005
Series A	200,000	$ 0.16	February 25, 2006
Series A	225,000	$ 0.15	July 6, 2006
Series A	130,000	$ 0.15	July 14, 2005
Series A	480,770	$ 0.15	August 3, 2005
Series A	1,068,654	$ 0.15	August 5, 2006
Series A	96,154	$ 0.15	August 11, 2005
	4,496,732

On November 10, 2005, 869,231 Series A warrants at $0.31 expired.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

September 30, 2005

 (Unaudited)

13.

Share Capital (continuation)

Common share options exercisable and outstanding as at September 30, 2005, are as follows:

Number	Exercise Price	Expiry Date
50,000	$0.37	May 27, 2006
1,180,000	$0.36	July 28, 2006
820,000	$0.37	November 14, 2006
100,000	$0.15	June 29, 2007
815,000	$0.15	September 6, 2007
2,965,000

14.

Stock-Based Compensation

On September 6, 2005, the Company granted 1,015,000 stock options to the directors, officers and employees with an exercise price of $0.15 per share and a term of two years.

Effective January 1, 2004, with retroactive effect, the Company adopted the fair value based method of accounting for all stock option compensation. The compensation expense is determined using the Black-Scholes option pricing model. The assumptions used in calculating the expense of options granted were:

Risk-free rate	2.99%
Dividend yield	Nil%
Volatility factor of the expected market price of the Company’s common shares	71%
Average expected life of the options (months)	24
Compensation expense for the period
charged to income	$ 60,900

The amount was credited to contributed surplus.

15.

Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a)

Remuneration paid or payable to directors and officers of the Company during the nine months ended September 30, 2005 amounted to $76,500 (2004-$103,500)

b)

During the nine months ended September 30, 2005, the Company received $40,950 (2004-$29,250) for rent and administrative services provided to a company with common directors. The full amount is recorded as a reduction of administration expenses.

c)

Transactions with related parties were in the normal course of operations and are recorded at the exchange value, being the amount established and agreed to by the related parties.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

September 30, 2005

 (Unaudited)

13.

Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements do not include the disclosures regarding the differences between Canadian and United States Generally Accepted Accounting Principles. These differences are fully disclosed in the audited annual statements. It is suggested that these interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2004.

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE MONTHS ENDED SEPTEMBER 30, 2005

Overview

Cusac Gold Mines Ltd. (the “Company”) is engaged in the business of exploring for, and, if economic ore deposits and financing is arranged, developing and producing gold from its properties. The Company’s primary asset is the Table Mountain Property (“Table Mountain”), a 48 square mile (124 KM2) package of mineral claims located in north central British Columbia, Canada.  Table Mountain is a former gold producer (operated by the Company from 1993 to 1999 and other companies prior to that) with significant mine infrastructure, including a 300-ton per day ore processing facility, private roadways, underground working, shops, buildings, and various regulatory permits required for a producing mine.  Table Mountain also hosts numerous gold exploration targets outside the immediate mine area, including part ownership the Taurus Project, a large scale, bulk tonnage gold prospect.  Full-time operations at Table Mountain were suspended at the end of 1997 due to reduced gold prices and ore grades, with some limited production occurring in 1999.  The facility was at that time placed into care and maintenance mode in 1999.

During the last few years, the price of gold has surged and renewed investor interest in and financing of the Company has resulted.  Based on this renewed interest, and favourable exploration results obtained in this and prior periods, management is seeking the financing required to place its property back into production and fund ongoing exploration at Table Mountain.  Although management is optimistic about raising the required capital for production and ongoing exploration, investors should be advised that there is no guarantee that such financing will be obtained.  At present, management’s priority is to exploit the exploration and production opportunities at Table Mountain and is not actively seeking to acquire other mineral properties, but does from time to time examine opportunities that are submitted for review.

Status of the Table Mountain Gold Mine

Positive Preliminary Feasibility Study Received

During the first quarter of 2005, the Company retained independent mining engineer Dennis Bergen, P.Eng, to complete a Preliminary Feasibility Study on the Rory and East Bain Veins located on the Table Mountain Property.  Completed in February 2005, the study concluded that exploration work carried out to date has outlined 44,000 tons of Probable Reserves grading 0.49 ounces per ton gold.  (This means that the tons and gold grades previously disclosed on the Rory and East Bain as Indicated Resources were, as a result of the study, upgraded to Probable Reserve status. The study did not take into consideration any of the Rory/Bain tons and grades described as Inferred Resources, as regulatory guidelines do not permit inclusion of Inferred Resources in an economic evaluation.)   An economic analysis of the Company’s mining plan for the two veins concluded that cash flow of $2.531 million would result from the extraction and processing of the ore using existing facilities at the site, based on total projected revenues of $9.75 million and total costs of $7.16 million.  The study assumed a gold price of $535 in Canadian dollars and calculated cash costs per ounce of $256 in US dollars (cash costs being defined as all on site costs, including development, mining, processing and overhead, but excluding head office overhead and capital costs).  The study concluded that the Company would need $3.7 million in capital to achieve positive cash flow from operations.  Based on the positive nature of the study, management of the Company is presently seeking to raise the capital required to recommence production at Table Mountain.

Permitting and Bonding Status

The Table Mountain Mine’s operational and reclamation plans are approved under Permit M-127 issued by the Province of British Columbia, Ministry of Energy and Mines (the “Ministry”).  Recently, the Company’s M-127 permit was amended to reflect changes to the Company’s “Mine Closure Plan” as provided to the Ministry, a document that sets out a detailed plan and budget for reclamation of the Table Mountain Mine.  Some of the reclamation activities under the Mine Closure Plan will only take place after operations are completely abandoned, such as reclaiming the mill and tailings ponds, while other activities will proceed on an ongoing basis, such as decommissioning roads that are no longer in use.  Under the amended M-127 Permit, the Ministry changed the bonding requirements that the Company must adhere to.

Currently, the Company has on deposit in favour of the Province of British Columbia $159,444 to cover the costs of reclaiming the Table Mountain Mine in the event that the Company for whatever reason fails to complete such reclamation of its own accord.  Under the Amended M-127 Permit, , this required bond amount has been increased to $705,000 to be placed on deposit, in the event that the Company does not do a certain amount reclamation work each year,  over a four-year period as follows:

1.

December 31, 2005:

$150,000

2.

December 31, 2006

$150,000

3.

December 31, 2007

$150,000

4.

December 31, 2008

$140,566

As mentioned above, the Company does not need to place these funds into bond if the Company has completed a similar dollar amount of reclamation work under its Mine Closure Plan in each calendar year period.  Accordingly, the Company is carrying out various reclamation activities with a goal of completing the required level of performance prior to each deadline so as to reduce the amount of additional bond required.

Exploration Activity

During the period the company completed a diamond-drilling program on its

Taurus II bulk tonnage exploration Target located on the Table Mountain Property.  The drilling was designed to test a nu8mer of priority targets identified in the previous quarter in Phase I of the Company’s Taurus II exploration plan.  A total of 13 holes comprising 2,444 meters of diamond drilling were completed during the 2nd phase of exploration.  Results of the drilling were encouraging, with a number of zones exhibiting sufficient low-grade gold mineralization over significant widths.  The best intercept was 2.2 grams per ton gold over 32 meters, but some of the holes failed to intercept significant mineralization.

Investors should be advised that all drill results related to Taurus II are preliminary data that the Company will use to guide future exploration and do not indicate the presence of an economic deposit of mineral.  The Company views “encouraging data” as indicative zones that warrant further exploration follow-up, but may never result an any economic mineralization being defined.

Subsequent to the end of the period, independent consulting geologist Mr. Dale Sketchley, M.Sc., P.Geo. competed a technical report including recommendations regarding the Taurus II Project.  The report confirms the potential at Taurus II for near surface, lower-grade, vein-alteration systems and recommends further exploration expenditures of $1.53 million.  The full text of the report, which was prepared in compliance with NI43-101 relating to disclosure of mining information by public issuers, is available at www.sedar.com

Exploration expenditures during the period totalled $449,580 compared to $566,778 in the similar period in 2004, but up significantly form the $69,942 in exploration expenditures in the second quarter of 2005.  The decrease in expenditures over the 3rd quarter of 2004 is attributable to a reduced amount of drilling, while the increase in expenditures over the 2nd quarter is attributable to primarily to the onset of summer and improved work conditions at the property.

Subsequent to the end of the period, the Company announced an additional exploration financing of $270,000 and recommenced drilling at Taurus II.

Investors should be cautioned that the Company’s business is subject to the considerable risks associated with the mining industry in general, such as fluctuating metal prices, environmental risks, high capital costs, and other risks.  Investors are invited to investigate other risk factors relating to the Company’s business as disclosed in the Company’s Form 20F annual disclosure document filled with the United States Securities and Exchange Commission and available for viewing by the public at www.sec.gov/edgar.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for the three months ended June  30, 2005 and each of the last seven quarters (unaudited):

Quarter:	3rd	2nd	1st	4th	3rd	2nd	1st	4th
3 Mo Ended	30/09/05	30/06/05	31/03/05	31/12/04	30/09/04	30/06/04	31/03/04	31/12/03
Revenue	-	-	-	-	-	-	-	-
Net Loss	632,894	198,290	193,407	202,119	689,355	551,982	234,033	524,212
Loss/share	.01	.005	.004	.01	.02	.004	.006	.013

The above quarterly results reflect generally increasing mineral exploration and financing activities.   The fourth quarter of 2003 shows relatively higher losses than other periods during the year due substantially to the inclusion of stock option expenses incurred during the period.  The fourth quarter of 2004 however shows a reduced loss compared to earlier quarters in the year as exploration activity was reduced, insignificant stock option expense was added to the period because of the lack of new stock options granted during the period, and due to a change in accounting policy, $256,464 in future income tax recoveries were recorded related to the Company’s flow-through exploration funding in 2004.  The loss for the 3rd quarter of 2005 increased considerably due to the Company’s stepped up exploration activity.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2005 the Company had current assets of $486,878 consisting of cash, receivables, flow-through share proceeds (cash), and prepaid expenses, compared to $434,877 in current assets at the end of the prior quarter.

Current liabilities at September 30, 2005 were $944,836 compared to $852,159 at June 30, 2005.  The increase of $$92,677 is primarily attributable to costs associated with the Company’s exploration program.   Bank indebtedness of $354,049 compared to $352,727 at June 30, 2005, represents an operating line of credit used by the Company to pay expenses that are not exploration expenses and therefore not payable from its flow-through share proceeds.

Equity financing raised during the period was $548,151 compared to NIL in the prior quarter.  The increase is due largely to the closing during the period of a previously announced private placement of Flow Through Units at $01.3 per unit for proceeds of $520,000.

At September 30, 2005, the Company had a working capital deficiency of $457,958 compared to a deficiency of $417,282 at March 31, 2005.  The increase is due to an increase in exploration activity and resulting expenses. Management is taking steps to cure this deficiency by seeking additional equity financing.

INVESTOR RELATIONS

Investor relations activity during the year consisted of routine shareholder communications.

1 All dollar figures herein are in Canadian funds unless otherwise stated.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, David H. Brett, the issuer, President and CEO, certify that:

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the interim period ending September 30, 2005.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer’s GAAP; and

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated this 14th day of November, 2005

"David H. Brett”

David H. Brett

President & CEO

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Leanora B. Homrig, the issuer, CFO, certify that:

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the interim period ending September 30, 2005.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer’s GAAP; and

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated this 14th day of November, 2005

”Leanora B. Homrig”

Leanora B. Homrig”

CFO

911 – 470 Granville St. Vancouver, B.C. V6C 1V5

Warrants Re-priced

For Immediate Release.  Vancouver, BC, November 25, 2005. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports that it has agreed to adjust 900,000 warrants to purchase one common share each currently expiring December 30, 2005 with a strike price of $0.20 per share (none of which are held by insiders) to a new strike price of $0.16 per share with no extension of the expiry date.  The TSX has approved this transaction that will become effective December 9, 2005.

CUSAC GOLD MINES LTD.

PER:

David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

911 – 470 Granville St. Vancouver, B.C. V6C 1V5

Financing Arranged

For Immediate Release.  Vancouver, BC, November 30, 2005. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports that the Company has arranged a Private Placement of 1,200,000 Flow Through Units at $0.155 per unit with the Canadian Small Cap Resource Fund (2005), where each unit consists of one common share and one half of one warrant where each two half warrants entitle the holder to purchase an additional non-flow through common share at a price of $0.19 for a period of one year, subject to regulatory approval.  The proceeds of $186,000 will be used to fund the Company’s ongoing Taurus II exploration project located on its 100% owned Table Mountain Gold Property.  Also, the Canadian Small Cap Resources Fund (2004), a current shareholder, has agreed to exercise 500,000 warrants it holds at a recently repriced level of $0.16, which will provide the company with $75,000 in unallocated working capital.   The Company has agreed to pay Bolder Investment Partners Ltd. A 10% finders fee on the private placement payable in common shares of the Company at $0.155 per share.

The Company recently completed 5 drill holes on its Taurus II bulk tonnage gold project in Northern BC.  The Company plans to release the results of this drilling after assays for all the holes are received in the coming weeks.

CUSAC GOLD MINES LTD.

PER:

David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.